
Dark LLC

Statements of Changes in Members' Equity

Years Ended December 31, 2022 and December 31, 2021

(Unaudited)


	Membership Interest Units		Retained Earnings	Total Members' Equity
	Unit	Amount		
Balance, January 1, 2021	8,700,000	$ -	$ -	$ -
Net income/(loss)			-	-
Balance, December 31, 2021	8,700,000	-	-	-
Issuance of units	2,100,000	2,100,000		$ 2,100,000
Net income/(loss)			(2,100,000)	(2,100,000)
Balance, December 31, 2022	10,800,000	$ 2,100,000	$ (2,100,000)	$ -